

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Terence Pegula
Chief Executive Officer
East Resources Acquisition Company
7777 NW Beacon Square Boulevard
Boca Raton, FL 33487

> **Re: East Resources Acquisition Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 14, 2022**
> **File No. 001-39403**

Dear Terence Pegula:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Daniel J. Harrist, Esq.